Mail Stop 3561

November 29, 2007

Thomas E. Fox
Principal Financial Officer
Southwest Casino Corporation
2001 Killebrew Drive
Suite 350
Minneapolis, Minnesota 55425

      Re: **Southwest Casino Corporation**
               File No: 50572
               Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Fox:

     We have completed our review of your Form 10-KSB and have no further comments at this time.

               Sincerely,

               Michael Fay
               Branch Chief